Via Facsimile and U.S. Mail
Mail Stop 6010

September 24, 2007

Mr. David R. Brennan
Chief Executive Officer
AstraZeneca plc
15 Stanhope Gate
London W1K 1LN, England

Re: AstraZeneca plc
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 27,2007
File No. 001-11960

Dear Mr. Brennan:

We have completed our review of your Form 20-F and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief